SUNRISE TOURS, INC.

Holderbuschweg, 46

Stuttgart, Germany 70563

Tel. +49 71112890992

Email:  sunrisetoursinc@gmail.com

January 20, 2015

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Jeff Kauten, and Mr. Matthew Crispino

Re: Sunrise Tours, Inc.

Amendment No. 3 to Registration Statement on Form S-1,

Filed on December 30, 2014

Filing No. 333-199210

Dear Mr. Jeff Kauten, and Mr. Matthew Crispino:

Pursuant to the phone conversation with Scott Doney, the Company’s attorney, held on January 14, 2015, AB International Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the " Registration Statement") with just Part II that includes a new auditor consent exhibit in response to the Commission's oral comments.

Please direct any further comments or questions you may have to Scott Doney, the Company’s attorney or to the company at sunrisetoursinc@gmail.com.

Thank you.

/S/ Alexander Karpetskiy

Alexander Karpetskiy, President